Filed by Teva Pharmaceutical Industries Ltd.

(Commission File No. 001-16174) pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

On May 13, 2015, Eyal Desheh, Group EVP and CFO of Teva Pharmaceutical Industries Ltd. (“Teva”) spoke at the Bank of America Merrill Lynch Health Care Conference. Some of Mr. Desheh’s remarks included a discussion of Teva’s proposed acquisition of Mylan N.V. (“Mylan”). Below are excerpts from the transcript of the conference call relating to the proposed transaction.

[Portions Omitted]

Thank you very much, Sumant. Good afternoon everyone, thank you for being here. The organizers have created a little bit of a drama with us, presenting right after Mylan. So I did notice some of you have just held very tight to your chairs, not miss anything. So just wanted to tell you how appreciative we are that you are coming to listen to us this afternoon.

In my presentation — I will do a presentation, and we’ll have some time for questions, not a lot.

In my presentation, I’m going to cover two topics. I’m going to summarize where Teva is today, like (inaudible) 2014, which was definitely a turnaround year and a pivotal year for us going into 2015. And then of course, I will talk about the Mylan acquisition proposal that we launched, what we think about it, what’s the rationale, why we believe we do it, why we believe that we will prevail. But I will not take questions on the Mylan transaction. So I will be happy to take any question on the Teva business. I will not take questions on the Mylan transaction with your permission.

[Portions Omitted]

And we are going — those of you who asked me this question today, with the Mylan transaction in full force and very much in our focus, we are also going to continue to expand our specialty pipeline with bolt-on acquisitions like the Auspex, like the Labrys in order to increase our presence in specialty. And this is going to be done and is being done as we are very, very aggressively pursuing the Mylan transaction, which I’m going to refer to in a couple of slides.

Financial performance and resources, we have a very strong balance sheet. We’ve created the ability to load more debt on our balance sheet, increased our capability, created currency with our share price, with debt-to-EBITDA that went down from 2.2 a year ago to 1.7 this year with a very, very solid A- rating that enables us to borrow and use it for a variety of transactions.

So let me move for a few minutes to talk about the Mylan deal, nothing that you haven’t seen before, you can see this slide on our website. We filed them also, so they are available. But Teva suggested to the Mylan shareholders $82 per share, about 50-50 in cash and in stock. This is approximately $43 billion transaction. We believe that this is the right price. This is a significant premium, 48% premium above the unaffected price of Mylan of $55 per share on March 10 before the speculation about Mylan being a target came to life, and came to their, March 10, that’s only two months ago. So the premium is significant, and make no mistake, this is the reason why the Mylan share is where it is. We have a very clear roadmap for completion of the deal. It includes legal moves, it includes regulatory moves and it includes financial moves. We know where we are headed, we know where the major milestones are and we are very, very committed to executing this deal, and for one very simple and clear reason. This is probably the best available deal in the pharma industry today, in terms of creating value to the shareholders of both companies, not just Teva shareholders, definitely Mylan shareholders.

And this is one of those rare deals that create this right balance, where the shareholders of the acquiring company and the shareholders of the company being acquired. The value creation is tremendous, the ability to combine two of the leading generic companies in light of the consolidation of the channel, is a great opportunity, makes a lot of economic, business sense, strategic sense and creates the right value for the shareholders of both companies. No condition on financing, but we have the available resources to close the deal tomorrow and value creation is resulting from two aspects, $2 billion net synergies after deducting products that have to be divested and yes, we do believe that antitrust clearance will be obtained. We have analyzed, we’ve looked at it, the best experts and the best advice we’ll have to divest products. We brought that into our model, it’s part of the calculation and we believe there is tremendous value creation behind this transaction.

So how do you create value? Industry-leading company positioned to transform the generic space, positioned to create resources to continue and build the specialty space and the space in-between, the space between the generic and the specialty. Those reformulated, repurposed molecules like the Auspex technology that really bring unique new value to patients. This is what this deal will enable all of us to do. A differentiated business model, enhanced financial profile, very strong cash flow and EBITDA that will enable the combined company to do a lot of other things.

So, we believe this is the best outcome for the Mylan shareholders, it is superior alternative to the Mylan and Perrigo combination or to the standalone Mylan, that will enable Mylan shareholders to get $82 per share right now and take part in additional value creation through their holding of the Teva shares.

You’ve seen this comparison, this is 48% on the unaffected price on March 10, it’s 43% over the equity issued to Abbott, so anywhere you look at it, this is significant. And it’s even higher than the 2018 extraordinary achievement on stock price target for Mylan special performance-based management incentive program of $73 per share. So anyway you look at these numbers, they are significant, they are premium, but they still manage to split the value very well between Teva shareholders and Mylan shareholders. And I know that in this room we have Teva shareholders, we have Mylan shareholders and I’m sure [we’ve been very good] shareholders, so welcome everyone.

Antitrust is not a barrier, we went through this analysis, this is not the first time deals like that happen. The rules are very clear and the analysis has been done extremely carefully with even more conservative approach than usual, just to make sure that we are not missing anything about antitrust clearances in motion and we believe it’s not a barrier to complete the transaction, not in the US and not in Europe, which are the major markets, where both of us play. The combination advances our strategy, and we’ve talked about it, it really creates a new type of modern pharma company that will play in the right places, that will harness the e-health revolution with patients and customers and payers. So it is aligned with our strategy to aggressively pursue growth opportunities, and this is what Teva is doing. The combined company, just a few numbers that you’ve seen before, 2016, $30 billion in revenue, $10 billion in EBITDA, [going] to $13 billion in 2018. Cash flow from operation from $6.0 billion to $8.5 billion in 2018, very, very strong foundation that can deliver even more value with additional inorganic moves and inorganic gross as well as the organic engine of both Teva and Mylan.

Teva has a history of successful integration. I heard before that we’re an Israeli centric company with some global presence. That’s fine, yes we are a proud Israeli company, our heart, our brain comes from there, but we have 45,000 employees, 7,000 of them are in Israel. Most of our operations, 99% of our sales — we’re not a local company with global presence, 1% of our business is in Israel, 99% of our sales are in global markets. 50%, more than 50% of our management team are from the US, from Italy, from the Netherlands, and yes from Iceland you all know (inaudible). So we’ve nothing to be ashamed of. Teva is a great example for truly, multi-national global company that builds its business globally and gives the right attention to every geography. And you know, take the ratiopharm example, there are very few companies which are far apart than Teva and ratiopharm, which is a German company.

What a successful integration and the real proof, all their management team stayed with us and are today happy Teva employees and are doing great, great job. Our center in Ulm, Germany is one of the most efficient and most successful places in terms of production, sales and R&D, including biologic R&D.

So, we’ve demonstrated ability to integrate, to achieve all the targets that we have for cost synergy savings and more than that. We’re prepared to engage. We have all the right tools. We’re very well advised as how to get there. We believe that the Mylan shareholders will overcome the resistance of their Board because they understand what we understand, that this is the best deal for everyone.

I’d like to stop here although I have a lot of more things to say and really allow a few minutes for questions. Thank you.

[Portions Omitted]

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Teva Pharmaceutical Industries Limited (“Teva”), Erez Vigodman, President and Chief Executive Officer and a director of Teva, Eyal Desheh, Group Executive Vice President and Chief Financial Officer of Teva, Sigurdur Olafsson, President and Chief Executive Officer, Global Generic Medicines of Teva, Kevin C. Mannix, Senior Vice President, Investor Relations of Teva, and the other current directors named in Teva’s annual report on Form 20-F filed with the SEC on February 9, 2015 may be deemed “participants” under SEC rules in a solicitation of shareholders of Mylan N.V. (“Mylan”) in respect of Mylan’s proposal for a business combination with Perrigo Company plc. Additional information may be found in the Form 20-F referred to above. Teva beneficially owns 1,000 ordinary shares of Mylan. To the knowledge of Teva, none of the individuals mentioned above has a direct or indirect interest, by security holdings or otherwise, in Mylan or Perrigo or the matters to be acted upon, if any, in connection with a potential business combination between Mylan and Perrigo.